SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BORLAND SOFTWARE CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	94-2895440

(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

100 Enterprise Way, Scotts Valley, California 95066-3249

(Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |_|

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|

Securities Act registration statement file number to which this form relates:  Not applicable
                                                                                                                (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series D Junior Participating Preferred Stock

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

            On October 26, 2001, the Board of Directors of Borland Software Corporation (the “Corporation”) approved the adoption of a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of the Corporation’s common stock, par value $.01 per share (the “Common Stock”), to stockholders of record upon the earlier of (i) the close of business on December 20, 2001 or (ii) the date on which the rights of the previous rights agreement are redeemed (the “Record Date”). Each Right entitles the registered holder to purchase from the Corporation a unit consisting of one one-thousandth of a share (a “Unit”) of Series D Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Stock”), at a purchase price of $80 per Unit, once the Rights become exercisable and subject to adjustment under certain circumstances (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of October 26, 2001, between the Corporation and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).

            A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Corporation. The following is a general description only and does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference. Capitalized terms used herein and not defined have the meanings set forth in the Rights Agreement.

            Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Corporation in the future. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (the “Distribution Date”) will occur upon the earliest to occur of: (i) the tenth business day (or such later date as may be determined by the Board of Directors before the occurrence of a Distribution Date) following the date (the “Stock Acquisition Date”) of the first public announcement by the Corporation that any person, group, or entity (except for the Corporation, any subsidiary of the Corporation, and any employee benefit plan of the Corporation or any subsidiary) (an “Acquiring Person”) has become the beneficial owner of 15% or more shares of the Common Stock then outstanding, other than as a result of repurchases of stock by the Corporation, or certain inadvertent purchases by stockholders, so long as they do not own 20% or more of the Common Stock, (ii) the tenth business day following the commencement of a tender or exchange offer if, upon its consummation, the offeror would become the beneficial owner of 15% or more of the Common Stock then outstanding, or (iii) a merger or other business combination transaction involving the Corporation. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Corporation reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

            The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (San Francisco time) on December 19, 2011, unless earlier redeemed, exchanged, extended or terminated by the Corporation as described below. At no time will the Rights have any voting power.

            As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

            In the event that, a person, group, or entity becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the majority of the Board of Directors who are not affiliated with the person making such offer determine to be fair and not inadequate to and to otherwise be in the best interests of the Corporation and its stockholders, after receiving advice from one or more investment banking firms (a “Qualifying Offer”)), each holder of a Right (other than the Acquiring Person) will thereafter be entitled to receive, upon exercise, at any time following the Distribution Date, Common Stock (or in certain circumstances, cash, property or other securities of the Corporation) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Corporation as set forth below.

            For example, at an exercise price of $80.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding Paragraph would entitle its holder to purchase $160.00 worth of Common Stock (or other consideration, as noted above) for $80.00. Assuming that the Common Stock had a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase eight (8) shares of Common Stock for $80.00.

            In the event that (i) the Corporation is acquired in a merger (other than a “clean-up” merger which follows a Qualifying Offer) or other business combination transaction (x) in which the Corporation is not the surviving entity, or (y) in which the Corporation is the surviving entity and the Common Stock is changed or exchanged or the Common stock remains outstanding but constitutes less than 50% of the shares outstanding immediately following the merger, or (ii) 50% or more of the Corporation’s assets, earning power or cash flow is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

            At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Corporation’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            At any time until 10 business days following the Stock Acquisition Date, the Corporation may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 Redemption Price.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including without limitation the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Corporation or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

            Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

            As of September 30, 2001, there were 65,400,372 shares of Common Stock of the Corporation issued and outstanding and 4,473,400 shares of Common Stock of the Corporation in treasury. As of September 30, 2001, there were 4,892,473 shares of Common Stock of the Corporation held in reserve for issuance in connection with the conversion of 455 shares of Series C Preferred Stock, par value $.01 per share. As of September 30, 2001, options to purchase 13,430,339 shares of Common Stock of the Corporation were outstanding. Each share of Common Stock of the Corporation outstanding on the Record Date will receive one Right. So long as the Rights are attached to the Common Stock, the Corporation will issue one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) for each share of Common Stock issued between the Record Date and the Distribution Date (if any) so that all such shares of Common Stock will have Rights attached. In addition, following the Distribution

Date and prior to the expiration or redemption of the Rights, the Corporation may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Corporation. The Corporation’s Board of Directors have reserved for issuance upon exercise of the Rights, 150,000 shares of Preferred Stock.

            The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person, group, or entity that attempts to acquire the Corporation in a manner which would cause the Rights to become discount rights unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interests of the Corporation and its stockholders, as determined by a majority of the Board of Directors who are not affiliated with the person making an offer. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option at any time until 10 business days following the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

Item 2.	Exhibits

1.

Rights Agreement, dated as of October 26, 2001, between Borland Software Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designation for the Series D Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Rights to Purchase. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term in defined in the Rights Agreement).

SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

BORLAND SOFTWARE CORPORATION

Date: October 31, 2001	By: /s/ Keith E. Gottfried
Name: Keith E. Gottfried
Title: Senior Vice President - Law & Corporate
Affairs, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.

Rights Agreement, dated as of October 26, 2001, between Borland Software Corporation and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designation for the Series D Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Rights to Purchase. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term in defined in the Rights Agreement).